Exhibit 99.7

Blue Moon Metals Appoints Katy Grant as Senior Vice President Human Resources & Corporate Sustainability

TORONTO, Oct. 28, 2025 /CNW/ - Blue Moon Metals Inc. ("Blue Moon" or the "Company") (TSXV: MOON) (OTCQX: BMOOF), is pleased to announce the appointment of Katy Grant as Senior Vice President, Human Resources & Corporate Sustainability, as it continues to build out its management team to support the Company's continued growth in the development of its critical metals portfolio through construction, financing, development, exploration and M&A. Katy has also acquired 75,000 common shares in the open market.

"We are thrilled to welcome Katy to Blue Moon Metals," said Christian Kargl-Simard, CEO of Blue Moon. "Her depth of experience in people, governance, and culture transformation will be instrumental as we scale our operations and deepen our commitment to responsible development. Katy's leadership will help us attract and retain top talent, strengthen our ESG performance, and foster meaningful relationships with our communities and stakeholders." In her new role, Katy will lead the Company's global HR strategy and sustainability initiatives, with a focus on embedding ESG into every facet of the business—from exploration to community impact.

Ms. Grant is a strategic human resources executive with 20 years experience in the mining industry. Before joining, Katy spent almost 10 years at Triple Flag Precious Metals as Vice President, Human Resources & Sustainability, where she built the company's people and sustainability functions from startup through IPO and expansive growth. Prior to Triple Flag, Katy consulted to various small and large-cap mining companies and spent 10 years at Barrick Mining Corporation where she was Vice President, Global Total Rewards. Katy holds a Bachelor of Commerce from Toronto Metropolitan University, is a Certified Compensation Professional (CCP), a Global Remuneration Professional (GRP) and holds a Certificate in Corporate Sustainability from New York University (NYU – Sterns) in the United States. Ms. Grant brings a passion for sustainable partnership while delivering value and unlocking organizational potential through empowering individuals, fostering inclusive culture, and aligning talent with purpose.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. Major shareholders include Oaktree, Hartree, Wheaton Precious Metals, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company's website (www.bluemoonmetals.com).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management's current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.

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SOURCE Blue Moon Metals

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%SEDAR: 00025425E

For further information: For further information: Blue Moon Metals Inc., Christian Kargl-Simard, CEO and Director, Phone: (416) 230 3440, Email: christian@bluemoonmetals.com

CO: Blue Moon Metals

CNW 17:05e 28-OCT-25